UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value
Mutual funds	$379,443,730	$369,630,273
Hess Corporation Common Stock Fund	192,714,076	238,621,838

	572,157,806	608,252,111
Loans to participants	14,843,420	14,385,190
Cash	2,034,396	530,645
Contributions receivable and other current assets	838,181	1,429,166
Interest and dividends receivable	341,666	317,675

Total assets available for benefits	$590,215,469	$624,914,787

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2011	2010
Investment income/(loss)
Net appreciation/(depreciation) in fair value of investments	$(77,005,215)	$88,395,023
Distributions from mutual funds	7,737,891	5,965,706
Dividends on Hess Corporation Common Stock Fund	1,278,224	1,281,930

	(67,989,100)	95,642,659
Employee contributions	38,030,892	34,195,506
Employer contributions	27,366,346	24,740,813
Rollovers from other plans	2,455,862	1,259,572
Interest and other income	1,438,225	1,222,410
Transfers from/(to) other plans	466,940	—
Benefit payments	(36,413,878)	(37,350,977)
Administrative fees	(54,605)	(60,534)

Net increase/(decrease) in assets available for benefits	(34,699,318)	119,649,449
Total assets available for benefits at beginning of year	624,914,787	505,265,338

Total assets available for benefits at end of year	$590,215,469	$624,914,787

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.

General: The Plan is a defined contribution plan covering all eligible U.S. based employees of the Company. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the purpose of carrying out the Plan, a trust agreement was entered into effective July 1, 2009, with JPMorgan Chase Bank NA (Trustee).

Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation.

Eligible employee compensation under the Plan was limited by law to $245,000 in 2011 and 2010 and this limit will increase to $250,000 for 2012. Before-tax contributions were limited by law to $16,500 in 2011 and 2010 and will increase to $17,000 for 2012. In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions. The limit for “catch up” contributions was $5,500 in 2011 and 2010 and this limit will remain in place for 2012.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Investment Alternatives: The following funds were available to participants as of December 31, 2011:

Managers Cadence Capital Appreciation Fund

Artio International Equity II Fund

BlackRock High Yield Bond Fund

BlackRock TempFund

BlackRock Total Return Fund

CRM Mid Cap Value Fund

ING Small Company Fund

Lazard Emerging Markets Fund

Old Mutual Barrow Hanley Value Fund

Principal Real Estate Fund

T. Rowe Price Retirement Income Fund

T. Rowe Price Retirement 2005 Fund

T. Rowe Price Retirement 2010 Fund

T. Rowe Price Retirement 2015 Fund

T. Rowe Price Retirement 2020 Fund

T. Rowe Price Retirement 2025 Fund

T. Rowe Price Retirement 2030 Fund

T. Rowe Price Retirement 2035 Fund

T. Rowe Price Retirement 2040 Fund

T. Rowe Price Retirement 2045 Fund

Vanguard 500 Index Fund

Vanguard Mid-Cap Index Fund

Vanguard Small-Cap Index Fund

Western Asset Core Plus Bond Fund

Western Asset Inflation Index Plus Bond Fund

William Blair International Small Cap Growth Fund

Hess Corporation Common Stock Fund

Descriptions and information concerning the investment objectives and risks of the currently available funds can be obtained from the Company’s Benefits Center.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES). Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.

Vesting: Participants are immediately fully vested in their contributions and the employer’s matching contributions.

Loans to Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan.

Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

Payment of Benefits: Upon a withdrawal or distribution, the market value of an employee’s investments in the mutual funds is paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Distributions from the Plan that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

Expenses: The Plan’s expenses are costs of the general administration of the Plan and include recordkeeping, legal and accounting services. Expenses may be paid by either the Plan or the Company. Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles on the accrual basis of accounting.

Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements (ASC 820—Fair Value Measurements and Disclosures). See Note 4, Fair Value Measurements, for further disclosure.

Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Loans to participants: Loans to participants are stated at their outstanding principal balances plus any accrued but unpaid interest.

Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.

Sale of Investments: Gains or losses on sales of investments (mutual funds and Hess Corporation common stock) are based on average cost.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.

Benefit Payments: Distributions of benefits to participants are recorded when paid.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2011	2010
Hess Corporation common stock fund (3,355,157 and 3,089,083 shares, respectively)*	$192,714,076	$238,621,838
BlackRock TempFund (52,177,493 and 52,985,184 shares, respectively)	52,177,493	52,985,184
T. Rowe Price Retirement 2020 Fund (2,707,323 and 2,636,972 shares, respectively)	43,073,507	43,351,824
T. Rowe Price Retirement 2025 Fund (3,533,353 and 3,455,169 shares, respectively)	40,916,231	41,600,230
T. Rowe Price Retirement 2015 Fund (2,940,234 and 3,058,634 shares, respectively)	34,047,911	36,367,160

*	Includes $2,141,158 and $2,183,425 held in short-term investment funds at December 31, 2011 and 2010, respectively.

At December 31, 2011, amounts invested in the Hess Corporation common stock fund, all T. Rowe Price managed funds, and all BlackRock managed funds represented 34%, 34% and 12%, respectively of the Plan’s total investments.

The net appreciation/(depreciation) of the Plan’s investments, including realized gains and losses on investments bought and sold in the year, was as follows:

	Years Ended December 31,
	2011	2010
Hess Corporation common stock fund	$(60,023,830)	$51,857,026
Mutual funds	(16,981,385)	36,537,997

Net appreciation (depreciation) in fair value of investments	$(77,005,215)	$88,395,023

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Fair Value Measurements

The provisions of ASC 820—Fair Value Measurements and Disclosures establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets:

	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Level 1	Level 2	Level 3	Total
December 31, 2011
Hess Corporation common stock fund	$192,714,076	$—	$—	$192,714,076
Mutual funds (a)	379,443,730	—	—	379,443,730

Total assets at fair value	$572,157,806	$—	$—	$572,157,806

December 31, 2010
Hess Corporation common stock fund	$238,621,838	$—	$—	$238,621,838
Mutual funds (b)	369,630,273	—	—	369,630,273

Total assets at fair value	$608,252,111	$—	$—	$608,252,111

(a)	Mutual funds consist of retirement date funds (51%), domestic and international equity funds (26%), money market funds (14%), and fixed income funds (9%), respectively at December 31, 2011.

(b)	Mutual funds consist of retirement date funds (53%), domestic and international equity funds (26%), money market funds (14%), and fixed income funds (7%), respectively at December 31, 2010.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

6.	Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated February 5, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods. The Plan administrator believes that the Plan is not subject to audit review for years prior to 2008.

7.	Transfers from other plans

Transfers of employee account balances are made between the Plan and savings plans sponsored by certain affiliates of the Company due to job transfers. During 2011, the amount transferred into the plan was $466,940.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13—4921002 PLAN NO. 001

AT DECEMBER 31, 2011

Form 5500 – SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Hess common stock fund:
*Hess Corporation	Common Stock – 3,355,157 shares	$190,572,918
*JPMorgan Chase	Money Market Fund – 2,141,158 shares	2,141,158

Mutual Funds:
BlackRock	BlackRock TempFund – 52,177,493 shares	52,177,493
T. Rowe Price	T. Rowe Price Retirement 2020 Fund – 2,707,323 shares	43,073,507
T. Rowe Price	T. Rowe Price Retirement 2025 Fund – 3,533,353 shares	40,916,231
T. Rowe Price	T. Rowe Price Retirement 2015 Fund – 2,940,234 shares	34,047,911
T. Rowe Price	T. Rowe Price Retirement 2030 Fund – 1,380,709 shares	22,836,929
The Vanguard Group	Vanguard 500 Index Fund – 173,390 shares	19,946,839
T. Rowe Price	T. Rowe Price Retirement 2035 Fund – 1,468,736 shares	17,125,460
Lazard Asset Management	Lazard Emerging Markets Fund – 1,006,495 shares	16,909,110
T. Rowe Price	T. Rowe Price Retirement 2010 Fund – 787,433 shares	11,827,241
BlackRock	BlackRock High Yield Bond Fund – 1,520,152 shares	11,233,923
The Vanguard Group	Vanguard Mid-Cap Index Fund – 541,455 shares	10,661,252
T. Rowe Price	T. Rowe Price Retirement 2040 Fund – 578,776 shares	9,590,318
Western Asset	Western Asset Inflation Index Plus Bond Fund – 793,629 shares	9,404,505
The Vanguard Group	Vanguard Small-Cap Index Fund – 268,543 shares	8,966,654
Artio Funds	Artio International Equity II Fund – 900,434 shares	8,599,147
BlackRock	BlackRock Total Return Fund – 707,344 shares	7,901,027
Managers Investment Group	Managers Cadence Capital Appreciation Fund – 428,917 shares	7,115,729
CRM Funds	CRM Mid Cap Value Fund – 267,960 shares	7,092,904
Principal Financial Group	Principal Real Estate Fund – 403,174 shares	7,035,378
Western Asset	Western Asset Core Plus Bond Fund – 560,160 shares	6,217,772
T. Rowe Price	T. Rowe Price Retirement 2045 Fund – 498,028 shares	5,493,249
William Blair Funds	William Blair International Small Cap Growth Fund – 467,787 shares	5,384,223
T. Rowe Price	T. Rowe Price Retirement Income Fund – 361,275 shares	4,678,507
ING Funds	ING Small Company Fund – 287,163 shares	3,931,259
Old Mutual	Old Mutual Barrow Hanley Value Fund – 566,120 shares	3,640,150
T. Rowe Price	T. Rowe Price Retirement 2005 Fund – 325,314 shares	3,637,012
Participant Loans	Loans to Plan participants (interest rates of 4.25% to 10.5%)	14,843,420

Total Investments		$587,001,226

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm

HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND

PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:

We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees’ Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York

June 20, 2012

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

By:	/s/ David G. Lutterbach
David G. Lutterbach
Vice President, Benefits & Human Resources Services, Hess Corporation and Employee Benefit Plans Committee Chairperson

June 20, 2012